Our Mission

We started Ivy Invest with a simple idea: everyone deserves the chance to build wealth like the ultra-rich.

For years, wealthy families and institutions have had access to exclusive investments and strategies that deliver superior returns. We're here to change that. After managing multi-billion dollar portfolios for top endowments and foundations, we created a fund that brings the same approach to everyone. Ivy Invest goes beyond stocks and bonds, offering access to alternative investments typically out of reach for individual investors.

Meet Wendy



Wendy Li is Ivy's Chief Investment Officer. Before founding Ivy Invest, she spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations.

Most recently, Wendy was Managing Director of Investments at the Mother Cabrini Health Foundation (MCHF). At MCHF, she was responsible for developing the foundation's investment strategy, sourcing and executing investments across asset classes, and exercising day-to-day management over MCHF's $4B portfolio. Prior to MCHF, Wendy held similar responsibilities at UJA-Federation of New York. She began her career in the Investment Office of the Metropolitan Museum of Art.

Wendy is a graduate of Columbia University and a CFA charterholder.

Read Her Newsletter →

Q & A

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Meet the Founders

We are a team of experienced investors who are passionate about building a better future for everyone.







CEO

Matt Pauker

Matt is a serial entrepreneur who previously co-founded Voltage Security (acquired by HP Enterprise), 21 (acquired by Coinbase), and Picket Homes. He holds a BS in Computer Science from Stanford University.

Chief Investment Officer

Wendy Li

Before founding Ivy Invest, Wendy spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations.

CTO

Arash Ghodoosi

Arash previously founded the stock visualization app Spulse, built YouTube's location tagging, and worked as a software engineer at Dropcam (acquired by Google). MS in Computer Science, Stanford, BS in Mathematics from UCLA.

Endowment-style investing for everyone

For decades, multi-billion dollar endowments and foundations have used their exclusive access to create portfolios that generate higher returns with lower risk.

Ivy Invest does the same thing – but for you.

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Endowments and Foundations
Family Offices / Ultra-High Net Worth
Financial Advisors
Typical Investment Sophistication

$1,000

Minimum Investment

You don't have to be wealthy to invest like you are

The Fund includes private markets investments that are typically available only to the wealthiest investors. Now you can access those investments with an initial investment as low as $1,000.

Get the app →

Traditional and alternative assets in every share

Every share has a cross-section of traditional and alternative investments in private equity, venture capital, private credit, real estate, infrastructure, special situations, public equities, and fixed income. We invest with top managers like Carlyle, Blue Owl, BC Partners, Golub, Rhumbline, and Hamilton Lane[1] to offer an institutional-class portfolio.

Download fact sheet



as of August 12, 2025



Wendy Li, CFA

A pro making the decisions, so you don't have to

Ivy Invest's Institutional Investment Strategy Fund is managed by our CIO, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios. Wendy and team routinely evaluate asset allocation, manager selection, and investment strategy as they anticipate changes in the market.

Meet Wendy →

Invest or rollover an existing retirement account

If you have a 401(k) or IRA invested in just stocks & bonds, you could be earning more. We can help you rollover an existing account or open a new IRA.

Designed for the long-term but with flexibility

While the Fund is built for long-term investing, it offers peace-of-mind flexibility with 30-day, quarterly windows to sell your shares[2].

Benefit from direct indexing and tax-loss harvesting

Buying individual stocks of the S&P 500 enables us to harvest tax losses at the individual equity level. This tax efficiency can boost the Fund's after-tax returns.

Founder shares for early birds

Early investors have access to our Founder Class shares, which offer lower fees and expenses with a $10,000 minimum investment, or just $1,000 when you open an IRA or Roth IRA.

Collective buying power means lower fees

Pooling our investors' collective buying power allows us to purchase institutional share classes, which bear no sales loads and offer lower fees than what's typically available to individual investors.

Simple tax reporting

At tax time, you'll receive a 1099-DIV for easy and straightforward tax filing.

Board of Trustees

The Fund is overseen by a Board of Trustees – the majority of whom are independent from Ivy Invest – and has an independent Chief Compliance Officer.

Lead Independent Trustee

Brian O'Neil

Brian O'Neil brings over 40 years of experience in investment services. He recently retired as Chief Investment Officer of the Robert Wood Johnson Foundation, where he managed its $11.4 billion portfolio for 20 years.

From 1980 to 2002, Mr. O'Neil held senior roles at Equitable Life Assurance Society (now AXA Equitable), becoming Deputy CIO in 1990 and CIO in 1992 during the company's demutualization and IPO. He holds an M.B.A. from Columbia Business School and an A.B. from Princeton University.

Independent Trustee

Ross Weiner

Ross Weiner is an experienced operator and lawyer with over 25 years of experience in law and financial services. He is a Cofounder of AXOM Partners, a former Partner and the former General Counsel at Qatalyst Partners, a former senior professional at Silver Lake, and a former Director & Counsel at Credit Suisse.

Mr. Weiner earned his J.D. from the University of Virginia School of Law and B.A. from the University of Virginia.

Independent Trustee

Bharath Potti

Bharath Potti is a seasoned finance and investment professional. He currently serves as Corporate Development Manager at Fender. Mr. Potti previously worked in the Tufts University Endowment Office, at Partners Capital (an international Outsourced Chief Investment Office), and in the M&A group at AT&T. Mr. Potti received his M.B.A. from The University of Texas at Austin - Red McCombs School of Business and his B.A. from Tufts

Trustee

Wendy Li

Wendy Li is the President and Chief Investment Officer of Ivy Invest, and serves as the portfolio manager for the Fund. Read more about Wendy here.

University.

Chief Compliance Officer

Peter Guarino

Peter Guarino brings over 35 years of legal, global investment management regulatory, and compliance experience. He is the President of Compliance4, LLC, which provides compliance services to investment advisers, registered investment companies, and private funds. He also served as the internal and independent Fund CCO for several series trusts and standalone registered investment companies and has served in various legal positions, including General Counsel, for several large asset managers.

Fact Sheet

Fund Name	Institutional Investment Strategy Fund
Structure	Closed-end interval fund
Fees	Founder Class: 0.75% / Investor Class: 1.00%
Minimum Investment	Founder Class: $10,000 / Investor Class: $1,000
Redemptions	Quarterly, up to 5% of outstanding shares
Custodian	Fifth Third Bank
Fund Administrator	MUFG Investor Services
Fund Ticker	Founder Class: XIVYX / Investor Class: IVYIX

Fund Documents

- Fact Sheet
- Prospectus
- Annual Report (March 31, 2025)
- Semi-Annual Report (September 30, 2024)
- Statement of Additional Information

[1]Managers of underlying fund holdings as of June 2025. Fund holdings are subject to change.

[2]Each quarter the fund offers to repurchase up to 5% of its outstanding shares. If the number of shares tendered for repurchase exceeds the number the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of shares tendered. In such event, shareholders will have their shares repurchased on a pro rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund.

[3]Ivy Invest is a dba for Buena Capital Advisors, LLC, which is an SEC Registered Investment Adviser. Our registration as an investment adviser does not imply any level of skill or training.

[4]Includes management and shareholder servicing fees.



What is endowment-style investing?

Everything you need to know about endowment-style investing—how it works, why it outperforms traditional portfolios, and how Ivy Invest makes it accessible to everyone.

Learn More →

ILLIQUIDITY PREMIUM

IVY INVEST VS ROBOADVISOR

ASSET CLASS: PRIVATE EQUITY

ASSET CLASS: PRIVATE CREDIT

ASSET CLASS: REAL ESTATE

ASSET CLASS: PUBLIC EQUITIES

WENDY'S BLOG: ASK A CIO

FAQ

What kind of tax forms will I receive?

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Can I trust Ivy Invest?

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Can I rollover my IRA or 401(k)/403(b)?

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Where can I read the Fund prospectus?

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Fact Sheet

Fund Name	Institutional Investment Strategy Fund
Structure	Closed-end interval fund
Fees	Founder Class: 0.75% / Investor Class: 1.00%
Minimum Investment	Founder Class: $10,000 / Investor Class: $1,000
Redemptions	Quarterly, up to 5% of outstanding shares
Custodian	Fifth Third Bank
Fund Administrator	MUFG Investor Services
Fund Ticker	Founder Class: XIVYX / Investor Class: IVYIX

Build wealth like you came from it

Enhance your portfolio with endowment-style investing.

Retirement
Rollover a 401(k)/403(b) or transfer an IRA. Supports Traditional, Roth & Inherited IRAs.

Non-retirement
Invest after-tax dollars in an Individual or Trust taxable account.

Custodial
Custodial IRA for a minor (Traditional or Roth); managed by an adult custodian.

Sign Up

Public + private = endowment-style investing

Large institutional investors like university endowments don't just invest in public stocks and bonds. Learn more about how endowment-style investing can generate better returns by including private markets.

Learn more →

Are you getting the most out of your retirement accounts?

Learn how you could earn more with an endowment-style portfolio that includes IRA assets. Most individuals can contribute $7k to an IRA or Roth IRA in 2025. And we make it easy to rollover an existing 401(k) or transfer an IRA.

How it works →

The untapped benefit for long-term investors

Are you taking advantage of your illiquidity premium? It's the opportunity to earn more returns for being a patient investor.

The illiquidity premium →

For a limited time, get lower-fee Founder Shares when you rollover an eligible retirement account or transfer an IRA to Ivy Invest

Managers in our portfolio

We've partnered with some of the most prominent investment funds in the world.
Each one has been carefully selected for their expertise and track record.

Hamilton Lane · CARLYLE · BLUE OWL · RhumbLine · GOLUB CAPITAL · BC PARTNERS · HL

Underlying holdings subject to change. Not a recommendation or endorsement of the above managers.

Don't index the market, index America

If you're investing only in stocks and bonds, you're missing out on a big part of the American economy.
But with Ivy Invest, each share of our fund gives you exposure to both public and private markets.

Assset classes	ivy	ETFs	Mutual funds	Robo-advisors
Stocks	✓	✓	✓	✓
Bonds	✓	✓	✓	✓
Private equity	✓	–	–	–
Private credit	✓	–	–	–
Special situations	✓	✓	✓	–
	✓	✓		

Real estate	✓	✓	–	–
Infrastructure			–	–

Get yourself a Chief Investment Officer

Wendy managed multi-billion dollar portfolios for some of New York's largest institutional investors.
Now she's building a portfolio for you.



Wendy Li, CFA

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Columbia University

Meet the team

SEC registered

Like mutual funds and ETFs, our fund is regulated by the SEC under the Investment Company Act of 1940

Trusted banking partner

The Fund's assets are held at Fifth Third Bank, one of the largest banks in the US with $215B in assets.

Bank-level security

We use SSL/TLS and 256-bit encryption to ensure the security of your data.

Our Partners

Ivy Invest works with some of the most trusted names in our industry.

Fifth Third Bank
Fund Custodian

Founded in 1858, Fifth Third Bank is one of the largest bank holding companies in the United States, with $215 billion in assets. Fifth Third Bank serves as the fund's custodian, responsible for holding all of the fund's investments and cash.

MUFG Investor Services
Transfer Agent & Fund Admin

MUFG Investor Services, part of the $2.9T Mitsubishi UFJ Financial Group, is one of the world's largest fund administrators, with more than $1T in assets under administration. MUFG serves as the Fund's transfer agent, handling all movement of cash between investors and the Fund.

Cohen & Company
Auditor

Cohen & Company is a nationwide accounting and tax firm founded in 1977, and is the 4th largest auditor of SEC-registered funds. Cohen & Company performs an independent annual audit of the Fund to ensure compliance with financial and regulatory requirements.

FAQ

What makes Ivy Invest different from funds typically offered in a traditional retirement account?

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What makes Ivy Invest different from a roboadvisor?

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How is Ivy Invest able to access these alternative investments that are not generally available in traditional investment accounts?

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What is the benefit of these alternative investments?

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What do I need in order to invest in the Ivy Invest Fund?

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When can I sell my shares?

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What is an interval fund?

What kind of tax forms will I receive?

Can I trust Ivy Invest?

Can I rollover my IRA or 401(k)/403(b)?

Where can I read the fund prospectus?